EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Loews Corporation on Form S-8 of our report dated February 28, 2005 (May 5, 2005 as to Note 25 which describes the restatement of the previously reported consolidated financial statements), relating to the consolidated financial statements and financial statement schedules of Loews Corporation (which report expressed an unqualified opinion and included an explanatory paragraph relating to a change in method of accounting for goodwill and other intangible assets in 2002 to conform to Statement of Financial Accounting Standards No. 142) and our report dated February 28, 2005, relating to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K/A of Loews Corporation for the year ended December 31, 2004.

Deloitte & Touche LLP
New York, New York
November 16, 2005